Part II
Item 2a

Yes

LNI branded affiliates outside of the United States (collectively, the LNI BD Affiliates) route orders on an agency basis on behalf of their clients in U.S. symbols to the H2O ATS. The LNI BD Affiliates do not have their own MPIDs.

1. Liquidnet Asia Limited - broker-dealer, agency, no MPID.
2. Liquidnet Australia Pty Ltd. - broker-dealer, agency, no MPID.
3. Liquidnet Canada Inc. - broker-dealer, agency, no MPID.
4. ~~Liquidnet Europe Limited - broker-dealer, agency, no MPID.~~
~~5.~~ Liquidnet Japan Inc. - broker-dealer, agency, no MPID.
5~~6~~. Liquidnet Singapore Pte Ltd - broker-dealer, agency, no MPID.
7~~6~~. TP ICAP Europe SA - broker-dealer, agency, no MPID.
7. TP ICAP Markets Limited – broker-dealer, agency, no MPID.

TP ICAP Global Markets Americas LLC (TPIGMA) is an affiliated broker-dealer registered with the SEC and FINRA and may route orders on an agency basis to the H2O ATS as a liquidity partner (LP) (see definition of Liquidity Partners in Item 2b of Part III), with the same access to liquidity and functionality as any third-party LP. TPIGMAs MPIDs are GARC, PATR, PBON, PFPI, and TPFS.

The LNI BD Affiliates identified above may similarly onboard Members, Customers and LPs as Participants in their respective regions utilizing their own jurisdictional standards. LNI treats orders from LNI BD Affiliates Participants in an equivalent manner as if they are LNI Participants. For example, a Member of Liquidnet Asia Limited will be considered as a Member with the same access.

Item 2b

The H2O ATS is structured to permit Members, Customers, and LPs of the Affiliates to have equivalent access to the H2O ATS as Members, Customers, and LPs of LNI. If a ~~participant~~ Participant located in a region outside the US transmits an order for an NMS stock, the H2O ATS records that order as being routed by the LNI Affiliate in the ~~participants~~ Participants region to LNI for execution. The participation criteria may vary based on the ~~participants~~ Participants region, as described in the response to Item 2.b. of Part III.

As set forth above in response to Item 2.a. of this Part II, TPIGMA may route orders to the H2O ATS as a LP, with the same access to liquidity and functionality as any other LP.

Item 4a

Classification: Confidential

Yes

LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A ~~participant~~ Participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.

Item 4b

Yes

LNI, which routes LNI orders to the H2O ATS and LPC resting orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A ~~participant~~ Participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.

Item 6a

Yes

Confidential trading information (CTI) of Participants of the H2O ATS may consist of:

1. The identity of Participants.

2. Orders and IOIs (including match status) transmitted to the H2O ATS by or on behalf of a Participant.

3. Trades executed in the H2O ATS by a Participant.

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Notwithstanding the preceding, LNI does not consider post-trade information that is aggregated and anonymized or otherwise presented in a way that does not reveal a client to be a Participant of the H2O ATS to be CTI. For example, LNI may share post-trade data consisting of overall LNI trading activity, but the information is presented as overall LNI activity) with third-party providers for the purpose of analyzing LNIs business. Upon request by a Member or Customer, LNI, in its sole discretion, can exclude the Members or Customers trades from all LNI trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. Post-trade information refers to information that has been reported to the consolidated tape pursuant to SRO trade reporting requirements.

LNI does not have any personnel whose sole responsibility is to service the H2O ATS. Below is a summary of the shared personnel that provide services to the H2O ATS. Shared personnel are not involved in front office services. Only LNI employees, as provided below, offer front office services to Participants. Shared personnel of affiliates provide technical services, finance, risk, credit risk, legal, compliance and back-office support. Shared personnel are employed by LNI, ICAP Global Broking Inc. (IGBI), which is LNIs parent, and TP ICAP Americas Holdings Inc. (TPIAH), which is IGBIs parent, and certain affiliates: Liquidnet Canada Inc. (LNC), Liquidnet Japan Inc. (LNJ), Liquidnet Australia Ply LTD (LNAU), Liquidnet Asia Limited (LNAL), Liquidnet Singapore Pte. Ltd. (LNS), ~~Liquidnet Europe Ltd. (LNEL)~~TO ICAP Markets Limited (TPIM), Liquidnet Technologies Europe Limited (LNTE), TP ICAP Group Services Limited (TPGS), TP ICAP (Europe) S.A. (TPIE), TP ICAP Management Services (Hong Kong) Limited(TPHK), TP ICAP Management Services (Singapore) Pte. Ltd., TP ICAP Management Services (Australia) Pty Ltd. (TPMSA), Neptune Networks Limited (NNL), and Neptune Networks US LLC (NNUS) and have access to CTI of the H2O ATS:

1. Business Analytics personnel. Business Analytics personnel provide data and reports to internal LNI Customers, such as Senior Leadership, Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel), and Marketing, for use in monitoring, developing and enhancing LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, ~~LNEL~~TPIM and LNAL.

2. Liquidity Partnership personnel. These personnel support LPs that sent orders directly to the H2O ATS and LPs that use LNI algos. These personnel are employees of LNI.

3. Product Support personnel. These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, ~~LNEL~~TPIM, TPIE, and LNTE.

4. Trade Services personnel. These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, ~~LNEL~~TPIM, and TPIE.

5. IT Infrastructure personnel. These personnel maintain the computers, networks, databases and connectivity that comprise the LNI systems, including ATS and non-ATS

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systems. These personnel are employees of IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, ~~LNEL~~TPIM, LNTE, TPGS, TPIE, TPHK, and TPMSA.

6. Software Development and Quality Assurance personnel. These personnel are responsible for the development, enhancement and maintenance of the software components of the LNI systems, including ATS and non-ATS components. These personnel are employees of IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, ~~LNEL~~TPIM, LNTE, TPGS, TPIE, TPHK, and TPMSA.

7. Product personnel. These personnel are responsible for the design and enhancement of LNIs trading products, including ATS and non-ATS products. These personnel are employees of LNI, LNC, LNAL, ~~LNEL~~TPM, and TPIE.

8. Business Intelligence. This team develops reports for use by internal groups in monitoring, developing and enhancing LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, ~~LNEL~~TPIM, and LNTE .

9. Legal and Compliance personnel. Legal and Compliance personnel are responsible for working with the business units to establish and enforce LNIs legal and compliance policies, including ATS and non-ATS policies. Legal and Compliance are employees of TPIAH.

10. Risk personnel. TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks. Risk personnel are employees of TPIAH.

11. Credit Risk personnel. These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis. Credit Risk personnel are employees of TPIAH.

12. Information Risk personnel. These personnel are responsible for working with the business units to establish and enforce LNIs policies relating to information security, including ATS and non-ATS policies. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, ~~LNEL~~TPIM, and TPIE.

13. Finance personnel. Finance personnel have responsibility for accounts payable and receive operations in connection with the operation of LNIs business. These Finance personnel are employees of TPIAH.

14. Trade Coverage personnel. These personnel facilitate negotiations and executions involving Members and Customers in the H2O ATS, monitor and provide consultative support concerning Member and Customer orders, including orders that interact with either of the LNI ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.

15. Trading Desk personnel. These personnel can trade orders sent to the desk by a Member or Customer in accordance with their respective instructions. Trading Desk personnel handle, troubleshoot and monitor all high-touch Member or Customer orders. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders. These personnel are employees of LNI.

16. Execution Consulting & Quant Strategies personnel. Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs algos and other trading products. These personnel are employees of LNI, ~~LNEL~~TPIM, and LNAL.

17. Commission Management personnel. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and Customers using commission credits to pay for research and other permissible services. These personnel are employees of LNI.

18. Fixed Income Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the LNI Fixed Income ATS. The personnel are employees of LNI, ~~LNEL~~TPIM, TPIE, NNL, and NNUS.

19. NNL and NNUS Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Neptune Networks platforms. The personnel are employees of LNI, ~~LNEL~~TPIM, TPIE, NNL, and NNUS.

19. Marketing personnel. These personnel perform marketing functions for LNI. The personnel are employees of LNI, ~~LNEL~~ tPIM, and TPIE.

For administrative purposes, all LNI employees are on the payroll of TPIAH. The classification of an employee as an IGBI, LNI, or TPIAH employee is based on the function that the employee performs.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

Item 6b

Yes

LNI has engaged the following service providers that provide services that may be considered material in connection with the operation of the H2O ATS:

1. ICAP Global Broking Inc. Parent company of LNI. Develops and maintains the H2O ATS and licenses the H2O ATS to LNI as described in Item 6a above.

2. TP ICAP Americas Holdings Inc. Parent of IGBI. TPIAH provides certain shared service employees as described in Item 6a above.

3. TP ICAP Group Services Ltd. is an affiliate of LNI, which provides technology-related services to LNI granting a license for its Fusion system. Fusion enables clients to smoothly access affiliated liquidity pools across products, asset classes, brands and regions.

4. Liquidnet Canada Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

5. Liquidnet Japan Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

6. Liquidnet Australia Ply LTD Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

7. Liquidnet Asia Limited Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

8. Liquidnet Singapore Pte. Ltd. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

9. ~~Liquidnet Europe Ltd. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.~~

~~10.~~ Liquidnet Technologies Europe Limited Provides certain shared service employees as described in Item 6a above.

11. TP ICAP (Europe) S.A. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

12. TP ICAP Markets Limited. Provides certain shared service employees as described in Item 6a above.

13. TP ICAP Management Services (Hong Kong) Limited Provides certain shared service employees as described in Item 6a above.

~~13~~14. TP ICAP Management Services (Singapore) Pte. Ltd. Provides certain shared service employees as described in Item 6a above.

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~~14~~15. TP ICAP Management Services (Australia) Pty Ltd. Provides certain shared service employees as described in Item 6a above.

~~15~~16. Equinix. Data center provider for the H2OATS.

~~16~~17. Cyrus One. Data center provider for the H2O ATS.

~~17~~18. Oracle. Database software used in connection with the operation of the H2O ATS.

~~18~~19. Redline. Provides market data used in the operation of the H2O ATS. See the response to Item 23 of Part III for additional detail.

~~19~~20. Goldman, Sachs & Co. (GS) LNIs clearing broker for US equities. See the response to Item 22 of Part III for additional detail.

~~20~~21. Iron Mountain. Back-up tape storage.

~~21~~22. Amazon Web Services. Provides cloud computing services for the H2O ATS.

~~22~~23. Salesforce. Provides client relationship management services to LNI.

Item 7a

1. Background

LNI maintains policies and standards designed to limit sharing of LNI clients CTI with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to LNI personnel and shared personnel involved in the operation of the H2O ATS or responsible for the ATSs compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participants identity, orders, IOIs , or executions related to that Participant is considered CTI. LNI does not consider post-trade information that is aggregated and anonymized or otherwise presented in a way that does not reveal a Participant of the H2O ATS to be CTI.

2. Identity of Participants

LNI maintains the anonymity of all Members and Customers. LNI makes available to all Members and Customers a list of LPs that access the H2O ATS via their own or third-party routing infrastructure/algos (known as external LPs). LNI provides this list to Members and Customers upon request. The reason for providing this list is to allow Members and Customers the option to block interaction with specific, external LPs.

3. Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display Participant-specific risk management data in a graphical manner to LNI support personnel.

4. Disclosure of aggregated data

LNI discloses certain aggregated trading data to Participants and other third-parties. Aggregated data is not symbol specific. Aggregated data may be broken out by one or more categories, including but not limited to: sector; index; and market cap (micro, small, mid and large).

5. Reports to Participants relating to their own trading activity

LNI may provide to Members, Customers and LPs information regarding their own equity orders, including, but not limited to, (i) order details, consisting of order time, quantity, symbol, side, order type and limit price (if applicable), (ii) match details, consisting of match quantity, match duration, firm-up details, success rates, contra category type, match break reasons, and potential match analysis and (iii) execution details, consisting of time and quantity of any execution and whether the execution resulted from a targeted invitation.

Additionally, to assist Members in conducting analysis of LNI as an execution venue and to address concerns raised by Members relating to system usage, LNI can provide a report containing information that was previously visible to a trader at the Member firm through the Liquidnet Application. The data in these reports can be symbol-specific and can include, but not limited to, the time of a match, broker block notification, or targeted invitation notification and the actions taken by the Member and the contra (to the extent previously visible to a trader at the Member firm).

LNIs automated routing customers (or their respective service providers) transmitting algo orders (including conditional orders) may receive electronic notification in real-time of the matching of an algo order with an available contra.

6. Access to internal applications

LNI has implemented procedures for employees requesting access to applications that contain CTI. For an employee to be granted access to an application with CTI a request must be placed through a third-party software tool (or formally documented for batch updates) in addition to a role-based group which includes approved applications and data access for that roles job responsibilities. This request is then approved by the role owner/supervisor prior to access being granted. All applications with CTI are integrated or reviewed on a regular basis against these role-based groups and tested on a regular frequency to ensure compliance.

LNI then performs regular access reviews utilizing several key processes governed by LNIs Transparency Working Group, including:

A. Monthly ~~user~~ Participant delta reviews: A review of ~~user~~ Participant changes made to role-based groups is completed and compared vs joiner, movers and leaver lists.

B. Quarterly Visibility Matrix review: Data access permission of each role is validated quarterly to ensure adherence with regulations and disclosures.

C. Quarterly Role Owner Approval of all ~~Users~~Participants: A formal review is conducted quarterly of all ~~users~~ Participants within each role by the role owner/supervisor.

Any exceptions must be explained/escalated/approved by senior management or access will be immediately removed.

7. Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, LNI engages an outside auditor to assess the suitability and implementation of LNIs information security controls. This assessment includes a review of LNIs processes and procedures for protecting the confidentiality of CTI. The report of this assessment (called an SSAE18 SOC2 assessment) is available to Participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

LNI also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. LNI engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. LNIs ISO 27001 certification is available to Participants upon request.

8. Employee trading policies and review

The LNI Employee Trading Policy (the Policy) is designed to protect against trading on Member, Customer, and LP CTI. The Policy is applicable to all LNI employees in the US, including those employees who possess FINRA-registered licenses maintained by LNI

(Covered Persons). Covered Persons are divided between Access Employees and Non-Access Employees. An Access Employee is defined as a Covered Person who has visibility into Member, Customer, or LP real-time order, execution, and IOI information as part of their daily responsibility. Access Employees are subject to the additional requirements set forth below. A Non-Access Employees includes anyone outside of the Access Employee definition. Non-Access Employees are subject to the requirements of this Policy forth below.

Covered Persons are permitted to maintain their personal brokerage accounts - and other related (i.e. IRA and ERISA) accounts, (Covered Accounts) with a third-party broker, subject to the requirements and restrictions set forth in the Policy. All Covered Persons are required to disclose their Covered Accounts to the Compliance Department, and provide duplicate transaction confirmations, and if required, duplicate account statements. Access Employees must obtain approval from their manager prior to placing orders in equity securities, equity derivatives and ETFs and must attest to not being in possession of CTI. Non-Access will complete on an annual basis a certification affirming compliance with the Policy.

Prior to the establishment of a Covered Account with a third-party broker, a Covered Person is required to obtain approval from the Compliance Department. A Covered Person is permitted to buy and sell the following: equity securities, equity derivatives and ETFs in a Covered Account. Covered persons are prohibited from participating in Initial Public Offerings (IPOs).

LNI uses a third-party software product to facilitate disclosure and pre-approval of Covered Accounts and pre-clearance of transaction requests, and to assist in monitoring for compliance with LNI policies related to employee trading. Covered Persons are subject to a ten-day holding period for all equity single stock(s) and equity derivative transactions executed in their respective Personal Accounts. This 10-day holding period will not apply to transactions in ETFs or any other securities transaction(s) or other Financial Instrument as defined in the Policy.

Covered Employees who violate LNIs employee trading policies are subject to sanction, including potential termination of employment.

9. E-mail, IM and correspondence review

LNI has policies for review of email, IM and other correspondence sent by registered LNI employees. These reviews, which are conducted by LNIs business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of Customer information in violation of LNI firm policy. LNI maintains a record of all email, IM and other correspondence sent and received; these records are available for review by LNI personnel as required in response to a regulatory inquiry or in connection with an internal review.

10. Supervisory process

LNI supervisory personnel are required to certify on a monthly basis that any use of Participant data within the supervisors business unit is in compliance with LNI firm policy. LNI personnel are only permitted to use Participant data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

11. H20 ATS access controls

LNI has instituted technological controls on access to trading information, including username and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party and included in an SSAE18 report and ISO 27001 certification, which are available to Participants and regulators.

12. Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the Information Security department should confidential information be detected in these communication channels.

13. Firewall and IDS protection

LNIs external network perimeters are protected by firewalls and intrusion detection systems. LNI engages a third-party consultant to perform annual external network security assessments.

14. Liquidnet Transparency Controls

LNI makes available to Members and Customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and Customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and Customers use the tool to make elections relating to certain liquidity sources and products and services that access the CTI. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Item 7d

The following is a summary of the roles and responsibilities in LNI that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access.

1. Trade Coverage personnel

Roles and responsibilities

Trade Coverage personnel facilitate negotiations and executions involving Members and Customers, monitor Member and Customer orders that interact with the LNI ATSs and/or external venues (including algorithmic orders) and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or Customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a Member or Customer, troubleshooting can include modifying the parameters of the order. Trade Coverage personnel can communicate real-time or historical LNI trade execution data to Members and Customers, subject to compliance with Members or Customers Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or readily available execution data to Members and Customers; for example, to notify Members and Customers of the closing volume in a stock in the overall market for one or more days prior. Readily available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade coverage personnel can also provide various transaction cost analysis (TCA) reports and/or trading analytics to Members and Customers. Trade Coverage personnel provide services for the ATS and the non-ATS portions of LNIs business.

Access to data

Through various internal support tools, Trade Coverage personnel can view: Members and Customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; LNI algo (including both low touch and high touch orders), Liquidnet-only, LN auto-ex, automated negotiation and targeted invitation orders created by Members and Customers; activity relating to specific LNI products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, Customer, and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view information relating to the traders who access the H2O ATS, including, but not limited to: whether or not the trader is logged in; the traders current number of IOIs in the H2O ATS and the shares and principal value represented by those IOIs; number, shares and principal value of outside and invalid IOIs; and the traders historical executed ADV through the H2O ATS.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trade Coverage personnel to a Members or Customers order and execution data. A

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Member may also provide consent for Trade Coverage personnel to view a Members match or IOI information for enhanced servicing to facilitate additional trading opportunities. A Members match information or IOI would never be shared with Trading Coverage personnel without explicit consent of the Member.

Member and trader performance and activity through LNI.

Trade Coverage personnel have access to reports on Member and trader performance and activity through the H2O ATS.

Reports also can include data on IOIs received from a Member by instrument type, including aggregate number of IOIs, principal value or shares and the time of the most recent IOI received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

2. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk. They can trade orders sent to the desk by a Participant in accordance with the Participants instructions. Through the EMS used by the Trading Desk:

A. Trading Desk personnel handle, troubleshoot, and monitor all high-touch Participant orders.

B. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders.

Trade Coverage personnel can perform the Trading desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view all orders and executions regardless of the order type. A Member or Customer can elect through Liquidnet Transparency Controls to restrict Trading Desk personnel to only view the Members or Customers algo and high-touch care orders and executions.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by

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Trading Desk personnel to a Members or Customers order and execution data. A Member may also provide consent for Trading Desk personnel to view a Members match or IOI information for enhanced servicing to facilitate additional trading opportunities. A Members match information or IOI would never be shared with Trading Desk personnel without explicit consent of the Member.

3. Execution Consulting & Quant Strategies personnel

Roles and responsibilities

LNIs Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs full suite of trading products. The personnel also support the design, research, and specification of LNIs product suite including, but not limited to, LNIs algorithms, quant models and analytics signals. Additionally, these personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Execution Consulting & Quant Strategies team Member and Customer queries relating to trading decisions made by LNI products, such as algos. LNIs Execution Consulting & Quant Strategies personnel cannot engage in trading activity and cannot modify any parameters of a LNI algo order. Execution Consulting & Quant Strategies personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Execution Consulting & Quant Strategies personnel have access to all IOI, order, match and execution information on an intraday basis.

4. Liquidity Partnership personnel

Roles and responsibilities

Liquidity Partnership personnel have responsibility for managing LNIs relationships with LPs, routing brokers and sponsored brokers. Liquidity Partnership personnel provide services for the ATS and non-ATS portions of LNIs business. Their role involves monitoring and providing consultative support on their orders (including algo orders), responding to inquiries, and diagnose issues.

Access to data

Though various internal support tools, Liquidity Partnership personnel can view Member, Customer and LP order, match and execution information, including, but not limited to, LNI algo, Liquidnet-only, and LN auto-ex; activity related to specific LNI products (such as targeted invitations); and all trades executed by LNI. Upon request by a Member, Customer or LP, LNI may, in its sole discretion, limit Liquidity Partnership personnels access to Member, Customers or LPs order and execution data.

5. Commission Management Services personnel

Roles and responsibilities

LNIs Commission Management Services personnel provide commission management services including commission aggregation, commission analyzer and broker vote services. Commission management personnel provide services for the non-ATS portion of LNIs business.

Access to data

LNIs Commission Management Services personnel have access to all LNI trade and allocation information.

6. Business Analytics personnel

Roles and responsibilities

The Business Analytics team provides data and reports to internal LNI personnel, such as Senior Leadership, Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel), Product Management, and Marketing, for use in monitoring, developing and enhancing LNIs products and services as well as in support of LNIs sales and marketing efforts. In addition, Business Analytics personnel provide Members and Customers with analysis and reporting that offers Members and Customers insight into how they are using LNIs products and services. Business Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Business Analytics personnel have access to IOI, order, match, and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Business Analytics group to employees in other groups if those employees are authorized, pursuant to LNIs policies, to have access to the associated data.

7. Product Support personnel

Roles and responsibilities

Product Support personnel assist with implementation of Participants, maintain up-time of the H2O ATS, support connectivity with Participants, and assist in resolving technical and functional issues affecting Participants in their use of the H2O ATS. Product Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

LNIs Product Support personnel have access to IOI, order and trade information in the database and through the various LNI support tools to assist in addressing technical and functional issues affecting Members and Customers. Product Support personnel also have access to logs from each Members Liquidnet Application and OMS interface with LNI to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the H2O ATS, and suggesting technical improvement to a Members interface.

8. Trade Services personnel

Roles and responsibilities

Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and Customer execution, account, allocation and settlement information and the full quantity of any executed order.

9. IT Infrastructure personnel

Roles and responsibilities

IT Infrastructure personnel maintain the computers, networks, databases, and connectivity that comprise the H2O ATS. IT Infrastructure personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the IT Infrastructure , such as but not limited to Database Administration has access to IOI, order, execution, and other trading information to troubleshoot production and H2O ATS issues, when directed by the Product Support group.

10. Software Development and Quality Assurance personnel

Roles and responsibilities

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Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the H2O ATS. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to IOI, order, execution, and other trading information on a real-time basis in connection with the performance of their duties.

11. Product personnel

Roles and responsibilities

Product personnel are responsible for the design and enhancement of LNIs trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Product personnel have access to IOI, order, execution and other trading information for the products that they work on (for example, the Liquidnet Application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance LNIs products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of the Product group have access to reports on Member and trader performance and activity through LNI. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated members of the Product group have access to the EMS used by the LNI Trading Desk and Trade Coverage personnel. This access is to assist LNI in responding to inquiries from Members and Customers relating to H2O ATS functionality in connection with day-to-day trading activity by Members and Customers. Designated members of the Product group with responsibility for internal support tools have access to the same data as Member Services personnel.

12. Business Intelligence personnel

Roles and responsibilities

Business Intelligence personnel develop reports for use by internal groups, including Business Analytics, Senior Leadership, Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel), and Marketing, for use in monitoring, developing, and enhancing LNIs products and services as well as in support of LNIs sales and marketing efforts. Business Intelligence personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Business Intelligence personnel have access to IOI, order, execution and other trading information in the LNI database that includes all order and other trading information.

Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to LNIs policies, to have access to the associated data.

13. Legal and Compliance personnel

Roles and responsibilities

Legal and Compliance personnel are responsible for working with the business units to establish and enforce legal and compliance policies.

Legal and Compliance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Legal and Compliance personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

14. Risk Personnel

TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks.

Access to data

As part of these responsibilities, Risk personnel have access to trading information after the end of the trading day.

15. Credit Risk personnel

These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis.

Access to data

As part of these responsibilities, Credit Risk personnel have access to trading information during the trading day.

16. Information Risk personnel

Information Risk is responsible for the delivery of a trusted, reliable information security function that is aligned with LNI business initiatives. The function is a systematic process aimed at identifying, assessing, and prioritizing risks that may affect the confidentiality, integrity, and availability of LNIs information assets. Information Risk creates a tailored cybersecurity strategy that incorporates risk-reduction activities, such as deploying technology controls, updating policies, or training employees to reduce human error.

Access to data

Information Risk personnel are permitted to access trading information in fulfilling their responsibilities of protecting the LNI information assets.

17. Finance personnel

Roles and responsibilities

Designated members of the Finance team have responsibility for accounts payable and receivable operations in connection with the operation of LNIs business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

As part of these responsibilities, Finance personnel have access to trading information after the end of the trading day.

18. Management personnel

To assist LNIs Senior Leadership and Sales management personnel (which includes Trade Coverage, Trading Desk and Liquidity Partnership) in evaluating LNIs business performance, these personnel may have access to order, execution, and other trading information. Management personnel provide services for the ATS and non-ATS portions of LNIs business.

19. Fixed Income Sales & Trading personnel

Roles and responsibilities

These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Liquidnet Fixed Income ATS.

Access to data

Fixed Income Sales & Trading personnel have access to LNIs CRM as further described in this section below.

20. NNL and NNUS Sales & Trading personnel

Roles and responsibilities

These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Neptune Networks platforms.

Access to data

NNL and NNUS personnel have access to LNIs CRM as further described in this section below.

21. Marketing personnel

Roles and responsibilities

These personnel provide marketing services to LNI.

Access to data

Marketing personnel have access to LNIs CRM as further described in this section below.

22. Aggregated data

In addition to the above, LNI can provide trading data to employees where the data is not symbol-specific and is broken out by category, including but not limited to: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

23. Internal support tools

Through LNI internal support tools, LNI Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel) have access to Member and Customer configuration settings in order to respond to Member and Customer requests. Examples of these types of settings include Member and Customer names, usernames (including trader names), Transparency Controls settings and whether a Member or Customer is enabled for specific LNI products such as trading analytics, targeted invitations, or LNI algos. Personnel can view Member and Customer settings for all regions and ~~users~~Participants. These internal tools do not contain trading data.

24. Internal dashboards

Through various internal dashboards, LNI personnel and their supervisors have access to the following:

A. Data that they are otherwise authorized to view based on their function, as expressly described in the specific section above relating to their specific function.

B. Data that is not symbol-specific relating to revenue, volume and product usage. This data can be broken out by Member or Customer and individual trader. This data can include data described below that is not symbol specific.

25. Client relationship management (CRM) system

LNI and LNI affiliate personnel in the following departments have access to the trading version of LNIs Salesforce CRM; Trade Coverage personnel, Trading Desk personnel, Fixed Income Sales & Trading personnel, Neptune Networks Sales personnel; Business Intelligence; Compliance; Risk; Management; Liquidity Partnerships personnel; Execution Consulting & Quant Strategies personnel; Finance; Product Support; Business Analytics; Marketing; and Trade Services. LNIs CRM system contains standard CRM information relating to ~~participants~~Participants, including, but not limited to, ~~participant~~ Participant contact information, ~~participant~~ Participant actual and target revenue information, ~~participant~~ Participant trading volume information (not symbol-specific), the status of support incidents, and reports on ~~participant~~ Participant meetings and calls. The CRM system does not contain symbol-specific information, but ~~users~~ Participants can enter specific symbols into the CRM system in connection with the resolution of trade errors and other trading incidents.

26. Data that is not symbol-specific

LNI personnel in the following departments have access to data relating to Participant and trader activity through LNI that is not symbol specific (non-symbol data): Business Intelligence; Commission Management; Compliance; Senior Leadership; IT Infrastructure; Liquidity Partnerships; Execution Consulting & Quant Strategies; Finance; Product; Product Support; Business Analytics; Technology; Trade Coverage; and Trade Services.

Part III

Item 2b

Yes

To access the H20 ATS, whether by way of a direct connection or otherwise, a Participant must be on-boarded to trade equities at LNI. In order to be on-boarded and active, any required on-boarding agreements applicable to the proposed trading relationship for that type of Participant must be signed or acknowledged by the Participant, LNI must have completed its know-your-customer requirements, Participant must submit appropriate financial information; specifically, total assets and assets under management for institutional clients and net capital for broker-dealers, and LNI must have given the Participant a limit required under the Securities Exchange Act Rule 15c3-5. LNIs clearing firm, Goldman Sachs, must consent to any entity becoming a Member or Customer of the ATS.

For the purposes of this Form ATS-N, all Participants of H20, i.e., direct and indirect Participant, LNI Business Units, and LNI Affiliates, are referred to collectively as "Participants." Differences between LNI Business Units and LNI Affiliates, on the one hand, and direct and indirect Participants, on the other, related to ATS eligibility are discussed in Part II, Items 1 and 2. Customers of LNI Affiliates do not have direct access to the H20 ATS.

Participant categories

The Participant categories for the H2O ATS are as follows:

1. Members
2. Customers
3. Liquidity Partners

There are two categories of Customers:

1. Trading desk and algo customers
2. Automated routing customers

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a Participant transmits an order directly to the H2O ATS. Indirect participation means that a Participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a Participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the two ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order

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to the H2O ATS as a child order of the Members parent order.

A Customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order (Standard or Enhanced as described in Item 11.c. of Part III).

Members

A Member is an entity that meets the Member admission and retention criteria, as applicable. A Member must be a buy-side institutional investor, a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider, an outsourced trading desk, or a broker-dealer acting on an agency basis for buy-side clients only.

Members transmit IOIs from their OMS or EMS to LNI and manage those IOIs through the Liquidnet Application, which is installed at one or more trader desktops at the Member firm. IOIs can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through the Liquidnet Application. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through the Liquidnet Application. Algo customers typically transmit orders to LNI through their OMS. A trading desk or algo customer must be an institutional investor; a broker-dealer that is a transition manager; or an outsourced trading desk.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism). An automated routing customer must be an institutional investor that transmits orders through an internal order router, and an institutional investor that transmits orders through an order router operated by a third-party service provider and are referred to as buy-side automated routing customers. A broker-dealer that transmits orders through an order router on behalf of one or more institutional investors is referred to

Classification: Confidential

as automated routing brokers.

LNI may, in its sole discretion, permit a broker-dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to LNI on an order-by-order basis.

Liquidity Partners

LPs are registered broker-dealers that transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) or resting orders to the H2O ATS for execution. LPs include LNI Business units and LNI Affiliates, as described in Part II, Item 2 above. LPs do not have access to the Liquidnet Application or any other LNI desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs include firms that access the H2O ATS via their own or third-party routing infrastructure/algos (known as external LPs) and firms that rely on LNIs technology/algos to access the H2O ATS. As such, LPs also can create algo orders that interact with the H2O ATS as resting orders and also may interact with external venues in the same manner as Customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple ~~participant~~ Participant categories

A buy-side firm can be both a Member and a Customer. When transmitting orders through the Liquidnet Application, a buy-side firm is acting as a Member; when transmitting orders through another method, a buy-side firm is acting as a Customer.

Item 3a

Yes

LNI can exclude a Participant from the ATS services as follows:

1. LNI can exclude a participant if the Participant ceases to meet any of the applicable admission criteria for the applicable Participant category.

2. LNI can exclude a Participant based on an inadequate level of H2O ATS usage. Inadequate level of H2O ATS usage means that the Participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.

3. LNI can suspend or terminate a Participants participation in the H2O ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, the H2O ATS and technical issues, non-compliance with

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the LNI Trading Rules, and other factors that LNI determines appropriate, subject to LNI acting in a non-discriminatory manner.

4. LNI determines that a Participant is no longer eligible to participate as a Member but is eligible to participate as a Customer based on the ~~participant~~ Participant continuing to meet the Customer admission and retention criteria but not the Member admission and retention criteria (for example, if a Participants assets under management falls below any applicable minimum assets under management requirement for Members, as LNI may establish in any region from time to time).

5. LNI can suspend or terminate a Participants participation if it determines that the Participant is engaging in manipulative trading activities or disclosing broker block information to a third party.

6. LNI may disable a Participant from sending conditional orders if LNI determines that the ~~participants~~ Participants firm-up rate is too low; in making this determination, LNI takes into account whether the ~~participants~~ Participants failure to firm-up is having an adverse trading cost impact on other ~~participants~~Participants.

7. LNI can restrict an LP from displaying broker block opportunities in the H2O ATS if LNI determines that the LP is cancelling orders within a time period that does not provide a contra using LN5 a reasonable opportunity to execute against the LPs orders.

Item 6c

Yes

LNI seeks to coordinate with its LPs to reduce the transmission time for messages between LNI and its LPs (for example, updating the hardware for an OMS integration server; hosting our integration server; or working with the ~~participant~~ Participant to resolve issues with a third-party extranet). LNI does not provide a specific product or service for this.